EXHIBIT 99.7




Fazenda Brasileiro Gold Mining Division of CVRD

Financial Statements for the three year period ended December 31, 2002

FINANCIAL STATEMENTS

[PRICEWATERHOUSECOOPERS LOGO]
--------------------------------------------------------------------------------
                                                         PricewaterhouseCoopers
                                                   Av. Francisco Matarazzo, 1400
                                                                   Torre Torino
                                                             Caixa Postal 61005
                                             05001 - 903 Sao Paulo, SP - Brasil
                                                        Telefone (11) 3674-2000






REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Companhia Vale do Rio Doce


In our opinion, the accompanying balance sheets and the related statements of income, of cash flows and of changes in net investment, present fairly, in all material respects, the financial position of the Fazenda Brasileiro gold mining operations division (the "Mine") of Companhia Vale do Rio Doce (the "CVRD") at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with Canadian generally accepted accounting principles. These financial statements are the responsibility of the Mine's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with Canadian and United States generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of issuing an opinion on the financial statements referred to in the first paragraph, prepared in accordance with Canadian generally accepted accounting principles. Canadian generally accepted accounting principles may vary in certain respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of results of operations, for each of the three years in the period ended December 31, 2002 and the determination of Net investment by CVRD, at December 31, 2002 and 2001, to the extent summarized in Note 12.1.


/s/ PricewaterhouseCoopers
PricewaterhouseCoopers
Auditores Independentes




Rio de Janeiro, Brazil
August 15, 2003

FAZENDA BRASILEIRO GOLD MINING DIVISION OF CVRD
BALANCE SHEETS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS


                                                                                                As of December 31
                                                                              -------------------------------------
                                                                                         2002                 2001
                                                                              ----------------    -----------------
Assets
    Current assets
    Inventory, net (note 4)                                                             2,594                3,881
    Prepaid expenses                                                                      126                  162
    Others                                                                                  3                   11
                                                                              ----------------    -----------------
                                                                                        2,723                4,054

Property, plant and equipment and mineral properties, net (note 5)                     25,802               48,319

Other assets
    Judicial deposits                                                                     584                  290
    Deferred income tax (note 3)                                                        6,034                8,938
    Others                                                                                 31                    -
                                                                              ----------------    -----------------
                                                                                        6,649                9,228
                                                                              ----------------    -----------------
Total Assets                                                                           35,174               61,601
                                                                              ================    =================
Liabilities and net investment
    Current liabilities
    Suppliers                                                                             995                2,562
    Payroll and related charges                                                           621                1,111
    Royalties payable                                                                     574                  280
    Others                                                                                286                  257
                                                                              ----------------    -----------------
                                                                                        2,476                4,210
                                                                              ----------------    -----------------
Long-term liabilities
    Future site restoration and reclamation (note 6)                                   14,175               19,969
    Provisions for contingencies (note 6)                                               3,475                  228
    Others                                                                                153                  116
                                                                              ----------------    -----------------
                                                                                       17,803               20,313
                                                                              ----------------    -----------------
Net investment by CVRD                                                                 14,895               37,078
                                                                              ----------------    -----------------
Total liabilities and net investment                                                   35,174               61,601
                                                                              ================    =================




The accompanying footnotes are an integral part of these financial statements.

FAZENDA BRASILEIRO GOLD MINING DIVISION OF CVRD
STATEMENTS OF INCOME
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS



                                                                                          Year ended December 31
                                                     ------------------------------------------------------------
                                                                   2002                2001                 2000
                                                     -------------------  ------------------   ------------------
Operating gold revenues, net of discounts,
    returns and allowances                                       48,365              45,222               44,399

Cost of gold sold                                               (32,106)            (31,803)             (39,464)
                                                     -------------------  ------------------   ------------------
                                                                 16,259              13,419                4,935

General and administrative expenses                              (2,194)             (2,432)              (1,966)
Exploration                                                      (4,968)               (818)              (1,136)
Contingences expenses                                            (4,100)               (173)                 (35)
Gain (loss) on sale of assets, net                                   28                  64                 (859)
Others                                                                -                  13                   (4)
                                                     -------------------  ------------------   ------------------
                                                                (11,234)             (3,346)              (4,000)
                                                     -------------------  ------------------   ------------------
Operating income                                                  5,025              10,073                  935
                                                     -------------------  ------------------   ------------------
Non-operating income (expenses)
    Financial income                                                 78                  44                   53
    Financial expenses                                                -                   -                   (1)
                                                     -------------------  ------------------   ------------------
Income before income taxes                                        5,103              10,117                  987
                                                     -------------------  ------------------   ------------------
Income taxes
    Current                                                      (1,092)               (849)                (890)
    Deferred                                                        199                (244)                 853
                                                     -------------------  ------------------   ------------------
                                                                   (893)             (1,093)                 (37)
                                                     -------------------  ------------------   ------------------
Net earnings                                                      4,210               9,024                  950
                                                     ===================  ==================   ==================




The accompanying footnotes are an integral part of these financial statements.

FAZENDA BRASILEIRO GOLD MINING DIVISION OF CVRD
STATEMENTS OF CASH FLOWS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS




                                                                                            Year ended December 31
                                                                         -----------------------------------------
                                                                                2002           2001           2000
                                                                         ------------    -----------   -----------
Cash flows provided by (used in):
Operating activities
    Net earnings                                                               4,210          9,024           950
    Items not affecting cash:
      Depreciation, depletion and amortization                                 7,817          9,032        10,750
      Deferred income taxes                                                     (199)           244          (853)
      Site restoration and reclamation provisions                              1,280          1,723         2,067
      Provisions for obsolete inventory                                          140             61             1
      (Gain) Loss on sale of assets                                              (28)           (64)          859
      Others                                                                     (28)             1             -
                                                                                                                -
    Decrease (increase) in assets:
      Inventories                                                               (194)          (244)          851
      Prepaid expenses                                                           (24)          (107)           20
      Judicial deposits                                                         (447)          (278)            -
      Others                                                                     (32)            24             8
    Increase (decrease) in liabilities:
      Suppliers                                                                 (828)         1,291           514
      Payroll and related charges                                               (130)            20          (269)
      Royalties payable                                                          471            276             -
      Contingencies                                                            4,100            173            35
      Others                                                                     142             17           236
                                                                         ------------    -----------   -----------
    Net cash provided by operating activities                                 16,250         21,193        15,169
                                                                         ------------    -----------   -----------
Investing activities:
    Proceeds from disposals of property, plant and equipment                     147             88            91
    Additions to property, plant and equipment                                  (786)       (12,139)      (14,807)
                                                                         ------------    -----------   -----------
    Net cash used in investing activities                                       (639)       (12,051)      (14,716)
                                                                         ------------    -----------   -----------
Financing activities:
    Interdivisional payments, net                                            (16,331)        (9,475)       (1,064)
                                                                         ------------    -----------   -----------
    Net cash used in financing activities                                    (16,331)        (9,475)       (1,064)
                                                                         ------------    -----------   -----------
    Increase (decrease) in cash and cash equivalents                            (720)          (333)         (611)
    Effect of exchange rate changes on cash and cash equivalents                 720            333           611
    Cash and cash equivalents, beginning of period                                 -              -             -
                                                                         ------------    -----------   -----------
    Cash and cash equivalents, end of period                                       -              -             -
                                                                         ============    ===========   ===========




The accompanying footnotes are an integral part of these financial statements.

FAZENDA BRASILEIRO GOLD MINING DIVISION OF CVRD
STATEMENTS OF CHANGES IN NET INVESTMENT
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS






                                                                                          Year ended December 31
                                                     ------------------------------------------------------------

                                                                   2002                2001                 2000
                                                     -------------------  ------------------   ------------------
Balance January 1                                                37,078              47,250               51,139

Net earnings                                                      4,210               9,024                  950
Interdivisional payments, net                                   (16,331)             (9,475)              (1,064)
Cumulative translation adjustment                               (10,062)             (9,721)              (3,775)
                                                     -------------------  ------------------   ------------------
Balance December 31                                              14,895              37,078               47,250
                                                     ===================  ==================   ==================







The accompanying footnotes are an integral part of these financial statements.

FAZENDA BRASILEIRO GOLD MINING DIVISION OF CVRD
NOTES TO THE FINANCIAL STATEMENTS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, UNLESS OTHERWISE STATED
--------------------------------------------------------------------------------


1    The Fazenda Brasileiro gold mining division and its operations

     The Fazenda Brasileiro gold mining operations (the "Mine") is a division of Companhia Vale do Rio Doce (the "CVRD") which is a limited liability company duly organized and existing under the laws of the Federative Republic of Brazil.

     The Mine is located in the state of Bahia, in the northeastern region of Brazil. It has been operated by CVRD for over 15 years, and produced approximately 153,000 troy ounces (unaudited) of gold in 2002.

2    Summary of significant accounting policies

     Our financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and within the framework of the significant accounting policies summarized as follows:

(a)  Basis of presentation

     We have prepared the financial statements in accordance with Canadian GAAP, which differ in certain respects from the Brazilian practices that we use in preparing our Brazilian statutory financial information.

     As from July 1, 1997, we concluded that the Brazilian economy had ceased to be highly inflationary and changed our functional currency from the reporting currency (U.S. dollars) to the local currency (Brazilian reais), for our operations. Accordingly, we translated the U.S. dollar amounts of non-monetary assets and liabilities into reais at the current exchange rate, and those amounts became the new accounting bases for such assets and liabilities.

     We have remeasured all assets and liabilities into U.S. dollars at the current exchange rate at each balance sheet date (R$3.5333 and R$2.3204 to US$1.00 at December 31, 2002 and 2001, respectively), and all accounts in the statements of income (including amounts relative to local currency indexation and exchange variances on assets and liabilities denominated in foreign currency) at the average rates prevailing during the period. The translation gain or loss resulting from this remeasurement process is included in the cumulative translation adjustments account within Net Investment by CVRD.

     These financial statements present the financial position, results of operations, changes in the Mine's net investment and cash flows of the Mine as if it had operated as a stand-alone entity. Certain of the general and administrative expenses presented in these financial statements represent interdivisional allocations and management estimates of the cost of services provided by CVRD to the Mine. No interest is charged on interdivisional balances. The income tax expense of the Mine was based on the composite statutory income tax rate adjusted for estimated permanent differences utilizing the same benefit for tax benefit of interest on own capital as a percentage of income before income taxes as that of CVRD had the Mine presented its own income tax return. These allocations and estimates are considered by management to be the best available approximation of the expenses that the Mine would have incurred had it operated on a stand-alone basis over the periods presented.

     As a result of the basis of presentations described above, these financial statements may not necessarily be indicative of the financial position and results of operations that would have resulted had the Mine operated as a stand-alone entity.

FAZENDA BRASILEIRO GOLD MINING DIVISION OF CVRD
NOTES TO THE FINANCIAL STATEMENTS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, UNLESS OTHERWISE STATED
--------------------------------------------------------------------------------


(b)  Use of Estimates

     The preparation of these financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions in relation to contingencies, site restoration costs, useful lives of property, plant and equipment and translation rates. These estimates affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

(c)  Inventories

     Inventories are stated at the average cost of purchase or production, which is lower than replacement or realizable values. We record allowances for slow-moving or obsolete inventories when considered appropriate, reflecting our periodic assessment of recoverability. A write-down of inventory utilizing the allowance establishes a new cost basis for the related inventory.

     Finished goods inventories include all related materials, labor and direct production expenditures, and exclude general and administrative expenses.

(d)  Property, plant and equipment and mineral properties

     Property, plant and equipment are recorded at cost, including interest cost incurred during the construction of major new facilities. We compute depreciation on the straight-line basis at rates based on the useful lives of the items, such as: 3% for buildings, from 2% to 5% for installations and from 5% to 20% for mining and other equipment. Expenditures for maintenance and repairs are charged to operating costs and expenses as incurred.

     Mineral properties are recorded at cost. We capitalize the costs of developing major new ore bodies or expanding the capacity of operating mines and amortize these to operations on the unit-of-production method based on the total probable and proven quantity of ore to be recovered. Exploration costs are expensed until viability of mining activities is established.

(e)  Revenues and expenses

     Revenues are recognized when title has transferred to the customer or services are rendered. Expenses and costs are recognized on the accrual basis. General and administrative expenses are calculated as a proportion of the CVRD's expenses based on the relative percentage of revenues (see note 7).

(f)  Environmental and site reclamation and restoration costs

     Provision for environmental regulations is recorded over the useful life of the Mine. The provision for estimated total site reclamation and restoration costs is recognized over the useful life of the Mine on a unit-of-production basis.

(g)  Compensated absences

     We fully accrue the future employee compensation liabilities for vacations and other benefits vested during the year.

(h)  Income taxes

     Income taxes for the Mine have been recorded as though the Mine was a separate tax paying entity. Income taxes payable have been included in the interdivisional liability with CVRD.

     The Mine follows the liability method of tax allocation for accounting for income taxes. Under the liability method of tax allocation, future tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when differences are expected to reverse.

     The deferred tax effects of temporary differences have been recognized in the financial statements. A valuation allowance is made when we believe that it is more likely than not that tax assets will not be fully recoverable in the future.

FAZENDA BRASILEIRO GOLD MINING DIVISION OF CVRD
NOTES TO THE FINANCIAL STATEMENTS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, UNLESS OTHERWISE STATED
--------------------------------------------------------------------------------


(i)  Statement of cash flows

     Cash flows relating to overnight financing and investment are reported net. Short-term investments that have a ready market and maturity to us, when purchased, of 90 days or less are considered cash equivalents. Cash and cash equivalents were centrally administered by CVRD during the periods presented and thus no cash and cash equivalent balance is shown for the Mine at the balance sheet dates.

(j)  Derivatives and hedging activities

     We recognize all derivative financial instruments as either assets or liabilities on our balance sheet and measure such instruments at fair value.

     No derivatives, including embedded derivatives, were entered into by the Mine during the years presented.

(k)  Recent Accounting Developments

     CICA Handbook Section 3110, Asset Retirement Obligations, requires a change in accounting practice of calculation of the provision for site reclamation and restoration costs as from January 1, 2004, recording such provisions at their fair value, resulting in a discount of the estimated nominal site reclamation and restoration costs from the estimated date of exhaustion to the balance sheet date. Under this new standard the provision for site reclamation and restoration will be capitalized as mine development costs and amortized over the useful life at the mine on a unit-of-production basis.

3    Income taxes

     Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal tax. The statutory enacted tax rates applicable in the periods presented are as follows:


                                                                             Years ended December 31 - %
                                             -----------------------------------------------------------

                                                          2002                 2001                2000
                                             ------------------  -------------------  ------------------
     Federal income tax                                     25                   25                  25
     Social contribution                                     9                    9             12 to 9
                                             ------------------  -------------------  ------------------
     Composite tax rate                                     34                   34            37 to 34
                                             ==================  ===================  ==================

FAZENDA BRASILEIRO GOLD MINING DIVISION OF CVRD
NOTES TO THE FINANCIAL STATEMENTS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, UNLESS OTHERWISE STATED
--------------------------------------------------------------------------------


     The amount reported as income tax benefit in our financial statements is reconciled to the statutory rates as follows:

                                                                                   Years ended December 31
                                                                  -----------------------------------------
                                                                          2002          2001          2000
                                                                  ------------- ------------- -------------
     Income before income taxes                                         5,103        10,117           987
                                                                 ------------- ------------- -------------
     Federal income tax and social contribution
         expense at statutory enacted rates                            (1,735)       (3,440)         (336)

     Adjustments to derive effective tax rate:
         Tax benefit of  interest on own capital                          842         2,347           299
                                                                 ------------- ------------- -------------
     Federal income tax and contribution expense in
         statements of income                                            (893)       (1,093)          (37)
                                                                 ============= ============= =============


     The major components of the deferred tax accounts in the balance sheet are as follows:

                                                                                        As of December 31
                                                                   ---------------------------------------
                                                                                2002                 2001
                                                                   ------------------   ------------------
     Long-term deferred tax assets and liabilities
     Assets
     Other temporary differences, mainly expenses recognized
         under Canadian GAAP in advance of
            recognition for tax purposes                                       1,214                2,148

     Related to provision for site restoration cost, net                       4,820                6,790
                                                                   ------------------   ------------------
     Net long-term deferred tax assets                                         6,034                8,938
                                                                   ==================   ==================


4    Inventories


                                                                                        As of December 31
                                                                   ---------------------------------------
                                                                                2002                 2001
                                                                   ------------------   ------------------
     Finished products
         Gold                                                                  1,522                1,476
         Others                                                                    1                    1
     Spare parts and maintenance suppliers                                     1,071                2,404
                                                                   ------------------   ------------------
                                                                               2,594                3,881
                                                                   ==================   ==================

FAZENDA BRASILEIRO GOLD MINING DIVISION OF CVRD
NOTES TO THE FINANCIAL STATEMENTS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, UNLESS OTHERWISE STATED
--------------------------------------------------------------------------------


5    Property, plant and equipment and mineral properties


                                                                                        As of December 31
                                                                   ---------------------------------------
                                                                                2002                 2001
                                                                   ------------------   ------------------
     Land and buildings                                                       10,627               16,185
     Installations                                                            27,027               41,052
     Equipment                                                                12,568               18,507
     Mineral properties development costs                                     34,285               52,206
     Others                                                                    6,980                8,917
     Construction in progress                                                  1,685                4,163
                                                                   ------------------   ------------------
                                                                              93,172              141,030

     Land and buildings                                                       (7,006)              (9,544)
     Installations                                                           (17,355)             (23,694)
     Equipment                                                               (10,550)             (15,037)
     Mineral properties development costs                                    (27,103)             (37,223)
     Others                                                                   (5,356)              (7,213)
                                                                   ------------------   ------------------
     Accumulated depreciation and depletion                                  (67,370)             (92,711)
                                                                   ------------------   ------------------
                                                                              25,802               48,319
                                                                   ==================   ==================


6    Commitments and contingencies

(a) The Mine is defendant in numerous legal actions in the normal course of business. Based on the advice of our legal counsel, management believes that the provision made against contingent losses is sufficient to cover probable losses in connection with such actions.

     The provision for contingencies and the related judicial deposits are composed as follows:

                                                                 As of December 31
                                  ----------------------------------------------------------------------
                                                         2002                                2001
                                  ----------------------------------  ----------------------------------

                                   Provision for       Judicial        Provision for       Judicial
                                   contingencies       deposits        contingencies       deposits
                                  ----------------  ----------------  ----------------  ----------------
     Labor claims                             370                10               127                10
     Civil claims                              83                                 101
     Tax - related actions                  3,022
                                  ----------------  ----------------  ----------------  ----------------
     Long-term                              3,475                10               228                10
                                  ================  ================  ================  ================


     Labor - related actions principally comprise employee claims for (i) payment of time spent traveling from their residences to the work-place,
     (ii) additional health and safety premiums and (iii) various other matters, often in connection with disputes about the amount of indemnities paid upon dismissal.

     Civil actions principally relate to claims made against us by contractors in connection with losses alleged to have been incurred by them as a result of various past government economic plans during which full indexation of contracts for inflation was not permitted.

     Tax-related actions on interstate purchase and calculation basis of recoverable Value Added Tax ("ICMS") recorded in the Mine's indirect tax books in the State of Bahia, for acquisition of raw material (principally, spare parts). Management, based on legal advice consider that the loss is probable regardless as to whether the related ICMS tax recoverable recorded in the tax books is utilized.

FAZENDA BRASILEIRO GOLD MINING DIVISION OF CVRD
NOTES TO THE FINANCIAL STATEMENTS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, UNLESS OTHERWISE STATED
--------------------------------------------------------------------------------


     We continue to vigorously pursue our interests in all the above actions but recognize that probably we will incur some losses in the final instance, for which we have made provisions.

     Our judicial deposits are made as required by the courts for us to be able to enter or continue a legal action. When judgment is favorable to us, we receive the deposits back; when unfavorable, the deposits are released to the prevailing party.

     Disbursement from contingencies settled in the years December 31, 2002, 2001 and 2000 aggregated $ 66, $ 0 and, $ 0 respectively, and additional provisions aggregated $4,100, $173 and $35 in these years, respectively.

(b) At December 31, 2002 we have provided $ 14,175 for site restoration and reclamation costs for our gold mining operations.

     Of the total provision of US$ 14,175 included as future site restoration and reclamation costs, US$ 5,316 relates to the provision for environmental costs, The remainder, of $8,859 relates to the provision for the others costs including social obligations and asset removal costs.

     We use various judgments and assumptions when measuring our environmental liabilities. Changes in circumstances, law or technology may affect our estimates and we periodically review the amounts accrued and adjust them as necessary. Our accruals do not reflect unasserted claims because we are currently not aware of any such issues. Also the amounts provided are not reduced by any potential recoveries under cost sharing, insurance or indemnification arrangements because such recoveries are considered uncertain.


7    Related party transactions

     The  financial   flow  of  payments  and   receivables  of  the  Mine,  are
     administered by the CVRD's treasury. The net amount of such cash flow and inflow are recorded at Interdivisional transfers account within net investment.

     Additionally, the management control ( administrative and general) of the Mine is administrated by the CVRD. General and administrative expenses are allocated on the Mine's statement of income as a proportion of the Operating revenues, net of discounts, returns and allowances of the Mine compared to CVRD's total gold mining operations (for expenses directly related to gold mining activities) and overall operations for other expenses.


8    Pension plans

     Since 1973, CVRD has sponsored a defined benefit pension plan (the "Plan") covering substantially all employees of the CVRD group, which also include the employees of the Mine, with benefits based on years of service, salary and social security benefits. This plan is administered by Fundacao Vale do Rio Doce de Seguridade Social - VALIA and was funded by monthly contributions made by us and our employees, calculated based on periodic actuarial appraisals. For purpose of these financial statements, the Plan is effectively a multiemployer plan and contributions are accrued as they fall due. Contributions were $144, $186 and $211 in 2002, 2001 and 2000, respectively.

     In May 2000, CVRD implemented a new pension plan, which is primarily a defined contribution plan with a defined benefit feature relative to service prior to May 2000 (the "New Plan"), and offered all active employees of CVRD group the opportunity of migrating to the New Plan. Over 98% of all active employees opted to transfer to the New Plan. The Plan will continue in existence, covering almost exclusively retired participants and their beneficiaries.

FAZENDA BRASILEIRO GOLD MINING DIVISION OF CVRD
NOTES TO THE FINANCIAL STATEMENTS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, UNLESS OTHERWISE STATED
--------------------------------------------------------------------------------


9    Fair value of financial instruments

     The  carrying  amount  of  our  current  financial   instruments  generally
     approximates fair market value because of the short-term maturity or frequent repricing of these instruments.

     Fair market value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. Changes in assumptions could significantly affect the estimates.


10   Derivative financial instruments

     Volatility of gold prices and exchange rates are the main market risks to which we are exposed which are not managed through derivative operations.


11   Subsequent Event

     On June 17, 2003, CVRD had signed an agreement for the sale of the Mine to Yamana Resources Inc. (Yamana), a Canadian mining company, for $ 20.9 million. The conclusion of this transaction is subject to the fulfillment of certain previously established conditions. Currently, the Mine is CVRD's only operational gold mine. In relation to this agreement all of the Mine's employees were laid off on August 15, 2003 and immediately contracted by a subsidiary of Yamana. Such employees will maintain their acquired rights under the CVRD pension plans.


12 Summary of principal differences between Canadian GAAP and United States Generally Accepted Accounting Principles ("US GAAP")

12.1 Description of the GAAP differences

     The Mine's accounting policies comply with, and its financial statements are prepared in accordance with, accounting principles set forth in Canadian GAAP. The Mine has elected to use its Canadian GAAP financial statements as its primary financial statements.

     There are no differences between net earniungs for each of the three year periods ended December 31, 2002 and net investment by CVRD at December 31, 2002 and 2001 as determined by Canadian GAAP and as determined by US GAAP in relation to these financial statements.


12.2 US GAAP supplementary information

(a)  Recent US GAAP accounting pronouncements not yet adopted

     In June 2001 the FASB also issued SFAS 143 "Accounting for Asset Retirement Obligations". SFAS 143 is effective for us as from January 1, 2003. SFAS
     143 requires that we recognize a liability for the fair value of our estimated asset retirement obligations in the period in which they are incurred and not over the useful life of the mine. Additionally SFAS 143 requires that the initial fair value provision be capitalized as an asset and amortized over the remaining useful life of the mine. At January 1, 2003, we estimated the fair value of our aggregate total asset retirement obligations to be approximately $11,823 ($ 16,328 at December 31, 2001), representing an decrease of $2,352 over the amount recorded under the prior accounting policy. Additionally, capitalized mining costs, net at January 1, 2003 would have increased by $215 (cost of $ 5,931 and accumulated amortization of $ 5,716 ). The cumulative effect of the change in accounting policy at January 1, 2003 is $1,694 ($2,567 less deferred income tax effect of $873).